02036904

RECD S.E.C.
MAY 2 0 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

For the month of May, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ._______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

China Southern Airlines Company Limited (the "Company") distributed its notice of class meeting for holders of domestic shares, notice of class meeting for holders of H shares and notice of the second extraordinary general meeting in 2002 dated March 26, 2002 together with form of proxy and reply slip, in English and Chinese, to its shareholders. A copy of the documents are included in this Form 6-K of the Company.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

NOTICE OF CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES
NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES
NOTICE OF THE SECOND EXTRAORDINARY GENERAL MEETING IN 2002

NOTICE IS HEREBY GIVEN that the following meetings of China Southern Airlines Company Limited (the "Company") will be held at the Company's headquarters at Baiyun International Airport, Guangzhou, PRC on Tuesday, May 21, 2002:

(a) The class meeting for the holders of domestic shares will be held at 9:00 a.m.;

(b) The class meeting for holders of overseas listed foreign shares ("H Shares") will be held immediately upon the conclusion or the adjournment of the class meeting referred to in (a) above; and

(c) The second Extraordinary General Meeting ("EGM") in the year 2002 will be held immediately upon the conclusion or the adjournment of the class meeting referred to in (b) above.

The purposes of the above meetings are as follows:

Class meeting for Holders of Domestic Shares

To consider and (if thought fit) pass, with or without amendments, the following special resolutions:

THAT the Company be authorized to increase its share capital by the issue ("A Share Issue") of new ordinary shares to the general public in accordance with the following major terms and conditions:

1. Type of securities to be issued: domestic ordinary shares denominated in Renminbi in the share capital of the Company ("A Shares").

2. Number of A Shares to be issued: not more than 1,000,000,000 A Shares at a par value of RMB 1.00 each.

3. Exchange on which the A Shares will be listed: The Shanghai Stock Exchange.

4. Target subscribers: All natural persons and legal person investors (except those restricted by the PRC laws and regulations) who have A Shares stock trading accounts with the Shanghai Stock Exchange.

5. Basis for determination of the issue price: The issue price for the proposed A Share Issue will be determined by way of book- running on the basis of cumulative price bid.

Class meeting for Holders of H Shares

To consider and (if thought fit) pass, with or without amendments, the following special resolutions:

THAT the Company be authorized to increase its share capital by the issue of new ordinary shares to the general public in accordance with the following major terms and conditions:

1. Type of securities to be issued: A Shares.

2. Number of A Shares to be issued: not more than 1,000,000,000 A Shares at a par value of RMB 1.00 each.

3. Exchange on which the A Shares will be listed: The Shanghai Stock Exchange.

4. Target subscribers: All natural persons and legal person investors (except those restricted by the PRC laws and regulations) who have A Shares stock trading accounts with the Shanghai Stock Exchange.

5. Basis for determination of the issue price: The issue price for the proposed A Share Issue will be determined by way of book- running on the basis of cumulative price bid.

EGM

Subject to the passing of the resolutions proposed at the respective class meetings for holders of domestic shares and H Shares held on the date of the EGM, to consider and, if thought fit, pass, with or without amendments, the following resolutions:

(I) To resolve the following as **ordinary resolution**:

THAT the report on the use of remaining proceeds raised from the Company's initial public offering be and is hereby approved.

(II) To resolve the following as **special resolutions**:

THAT the Company be authorized to increase its share capital by the issue of new ordinary shares to the general public in accordance with the following major terms and conditions:

1. Type of securities to be issued: A Shares.

2. Number of A Shares to be issued: not more than 1,000,000,000 A Shares at a par value of RMB 1.00 each.

3. Exchange on which the A Shares will be listed: The Shanghai Stock Exchange.

4. Target subscribers: All natural persons and legal person investors (except those restricted by the PRC laws and regulations) who have A Shares stock trading accounts with the Shanghai Stock Exchange.

5. Basis for determination of the issue price: The issue price for the proposed A Share Issue will be determined by way of book-running on the basis of cumulative price bid.

(III) To resolve the following as **special resolutions**:

THAT the proceeds from the proposed A Share Issue, referred to in Resolution no. (II) passed at the EGM, be applied in the following manner be and is hereby approved:

1. for acquisition of certain B737-800 aircraft and related equipment. Such certain B737-800 aircraft are among the twenty B737-800 aircraft as disclosed in the Company's announcement dated October 3, 2001 and circular dated October 26, 2001.

2. if the amount of the net proceeds raised from the A Share Issue exceeds the total amount of the acquisitions of such certain B737-800 aircraft and related equipment, the surplus will be used for

repayment of long-term loans the maturity of which fall due within 1 year and as working capital; and if the amount of the net proceeds is less than the total amount of the acquisitions, the Company will raise funds or continue to fund by commercial loans with PRC domestic banks to cover the shortfall.

(IV) To resolve the following as **ordinary resolution**:

THAT all holders of the shares of the Company be and are hereby approved to be entitled to the Company's profit accrued as at and upon the completion of the A Share Issue referred to in Resolution no. (II) passed at the EGM.

(V) To resolve the following as **special resolution**:

THAT the board of directors of the Company be authorized to act and deal with all matters in connection with the A Share Issue including but not limited to:

1. subject to the issue of not more than 1,000,000,000 A Shares as approved at the EGM, the determination of the dates for issuing the A Shares, the exact number of A shares to be issued, the issue price per share, method of issuing, issuing price range, and all the other matters incidental to the A Share Issue;

2. subject to the issue of not more than 1,000,000,000 A Shares as approved at the EGM, the determination of whether to grant the lead manager of the A Share Issue an over-allotment option, depending on the market conditions;

3. based on the outcome of the A Share Issue, the approval of amendments to the articles of association of the Company to reflect the new share structure of the Company after the A Share Issue;

4. carrying out of all other steps and actions which are necessary, expedient or desirable for or in connection with the A Share Issue.

(VI) To resolve the following as **special resolution**:

THAT the authority for the A Share Issue as approved by the above resolutions be valid for one year commencing from the date of passing of this resolution.

(VII) To resolve the following as **special resolution**:

THAT the Amended and Restated Articles of Association be and is hereby approved.

(VIII) To resolve the following as **ordinary resolution**:

THAT the Rules of Procedures for Shareholders General Meeting be and is hereby approved.

(IX) To resolve the following as **ordinary resolution**:

THAT the Rules of Procedures for Board of Directors be and is hereby approved.

(X) To resolve the following as **ordinary resolution**:

THAT the Rules of Procedures for Supervisory Committee be and is hereby approved.

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China, March 26, 2002

Notes:

1. **Eligibility for Attending the EGM and the Class Meeting for Holders of H Shares**

   Holders of H Shares of the Company who are registered on the registers of shareholders of the Company on April 21, 2002 ("Eligible Shareholders") shall have the right to attend the EGM and the class meeting for holders of H Shares after completing the required registration procedures.

2. **Registration Procedures for Attending the EGM and the Class Meeting for Holders of H Shares**

(a) Eligible Shareholders intending to attend the EGM and the class meeting for holders of H Shares either in person or by proxy must deliver to the Company on or before April 30, 2002 either in person, by post or by fax, the attached Reply Slip (see Attachment A) for attending the EGM.

(b) Holders of H shares of the Company who are Eligible Shareholders and intend to attend the EGM and the class meeting for holders of H Shares must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at or before 4:00 p.m. on April 19, 2002.

(c) The register of H shares of the Company will be closed from April 21, 2002 to May 20, 2002 (both days inclusive), during which period no transfer of H shares will be registered.

(d) When attending the EGM and the class meeting for holders of H Shares, a shareholder or his proxy shall produce proof of identity. If a corporate shareholder appoints its legal representative to attend the meetings, such legal representative shall produce proof of identity together with a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meetings.

3. **Appointing Proxies**

(a) An Eligible Shareholder has the right to appoint one or more proxies to attend the class meeting for holders of H Shares and the EGM and vote on his behalf by completing the attached Forms of Proxy (see Attachment B and Attachment C, respectively). A proxy need not be a shareholder of the Company.

(b) A form of proxy shall be used by an Eligible Shareholder or his attorney to appoint a proxy. If the proxy is appointed by the shareholder's attorney, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.

(c) To be valid, the notarized power of attorney or other authorization document(s), together with the completed Attachment B and Attachment C (as applicable), must be delivered to Hong Kong Registrars Limited, not less than 24 hours before the time designated for the holding of the class meeting for holders of H Shares and the EGM, respectively.

4. **Miscellaneous**

(a) The EGM and the class meeting for holders of H Shares will not last for more than one day. Shareholders and any proxy who attend shall bear their own traveling and accommodation expenses.

(b) Hong Kong Registrars Limited is located at:

   2/F, Vicwood Plaza
   199 Des Voeux Road Central
   Hong Kong

(c) The registered address of the Company is:

   Baiyun International Airport
   Guangzhou 510405
   PRC
   Telephone No.: (86) 20-8612-4738
   Facsimile No.: (86) 20-8665-9040
   Website: www.cs-air.com

中國南方航空股份有限公司
China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I/We intend to attend (in person/by proxy)[1] the Class Meeting for Holders of H Shares and the EGM of the Company to be held at the Company's headquarters at Baiyun International Airport, Guangzhou, PRC on May 21, 2002.

Name[2]	
Number of ordinary shares registered in my/our name(s)[3]	
Identity card/passport number[1,4]	
Share account number	
Mailing address	
Telephone number	

Signature[5]: ____________________ Date: ____________________, 2002

Notes:

1 Please delete the option which is not applicable.

2 Please insert your full name in both English and Chinese in block capital letters.

3 Please attach a photocopy of proof of ownership of your shares.

4 Please attach a photocopy of your identity card/passport.

5 This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organisation, then this reply slip must be sealed with the common seal of such company or organisation or under hand by any directors or agents duly appointed by such company or organisation.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Attachment B

PROXY FORM OF HOLDERS OF H SHARES FOR USE AT THE CLASS MEETING FOR HOLDERS OF COMPANY'S H SHARES

The number of H Shares to which this proxy form relates (Note 1)	

I/We (note 2) ____________________

of ____________________

being the registered holders of (note 3) ____________________ H Shares in China Southern Airlines Company Limited (the "Company") HEREBY APPOINT THE CHAIRMAN OF THE CLASS MEETING FOR HOLDERS OF COMPANY'S H SHARES or (note 4) ____________________

as my / our proxy(ies) to attend and act for me / us at the class meeting for holders of Company's H Shares ("H Shares class meeting") of the Company to be held at the Company's headquarters at Baiyun International Airport, Guangzhou, PRC on May 21, 2002 or at any adjournment thereof and to vote at such meeting or at any adjournment thereof in respect of the resolutions as hereunder indicated, or if no such indication is given, as my / our proxy(ies) think(s) fit.

Special Resoultions	For (note 5)	Against (note 5)
To consider and approve the proposal on the increase of the Company's share capital by the issue ("A Share Issue") of new ordinary shares to the general public in accordance with the following major terms and conditions:		
— Type of securities to be issued: domestic ordinary shares denominated in Renminbi in the share capital of the Company ("A Shares").		
— Number of A Shares to be issued: not more than 1,000,000,000 A Shares at a par value of RMB 1.00 each.		
— Exchange on which the A Shares will be listed: The Shanghai Stock Exchange.		
— Target subscribers: All natural persons and legal person investors (except those restricted by the PRC laws and regulations) who have A Shares stock trading accounts with the Shanghai Stock Exchange.		
— Basis for determination of the issue price: The issue price for the proposed A Share Issue will be determined by way of book- running on the basis of cumulative price bid.		

Date: ____________________ 2002

Signature(s) (note 6): ____________________
Shareholder

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the name(s) and address(es) (as shown in the register of members) in **block capital**(s).
3. Please insert the number of all the Shares in the Company registered in your name(s).
4. If any proxy other than the Chairman of the class meeting for holders of Company's H Shares is preferred, strike out "the Chairman of the class meeting for holders of Company's H Shares" and insert the number of the proxy desired in the space provided. Each shareholder is entitled to appoint one or more proxies to amend and vote at the H Shares class meeting. The proxy needs not be a member of the Company. Any alteration made to this form of proxy must be signed by the person who signs it.
5. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick either box will entitle your proxy to cast your vote at his discretion.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation or an institution, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such corporation or institution.
7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong in not less than 24 hours before the time appointed for the holding of the class meeting for holders of the Company's H Shares.
8. A proxy, on behalf of the Shareholder, attending the class meeting for holders of the Company's H Shares shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a corporation or an institution, the proxy should also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.
9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the class meeting for holders of the Company's H Shares by the proxy of the Shareholder pursuant to Note 8.
10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the H Shares class meeting or any adjourned H Shares class meeting should you so wish to.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Attachment C

PROXY FORM FOR USE AT THE SECOND EXTRAORDINARY GENERAL MEETING IN 2002

The number of H Shares to which this proxy form relates (Note 1)	

I/We (note 2) ________________________________

of ________________________________

being the registered holders of (note 3) ________________ H Shares in China Southern Airlines Company Limited (the "Company") HEREBY APPOINT THE CHAIRMAN OF THE SECOND EXTRAORDINARY GENERAL MEETING IN 2002 or (note 4) ________________ as my / our proxy(ies) to attend and act for me / us at the Second Extraordinary General Meeting in 2002 ("EGM") of the Company to be held at the Company's headquarters at Baiyun International Airport, Guangzhou, PRC on May 21, 2002 or at any adjournment thereof and to vote at such meeting or at any adjournment thereof in respect of the resolutions as hereunder indicated, or if no such indication is given, as my / our proxy(ies) think(s) fit.

	Resolutions	For (note 5)	Against (note 5)
I.	**As ordinary resolutions:**		
	1. To consider and approve the use of remaining proceeds raised from the Company's initial public offering;		
	2. To consider and approve that all holders of the shares of the Company be entitled to the Company's profit accrued as at and upon the completion of the A Share Issue;		
	3. To consider and approve the Rules of Procedures for Shareholders General Meeting;		
	4. To consider and approve the Rules of Procedures for Board of Directors; and		
	5. To consider and approve the Rules of Procedures for Supervisory Committee.		
II.	**As special resolutions:**		
	1. To consider and approve the increase of the Company's share capital by the issue of ("A Share Issue") new ordinary shares to the general public in accordance with the following major terms and conditions:		
	— Type of securities to be issued: domestic ordinary shares denominated in Renminbi in the share capital of the Company ("A Shares").		
	— Number of A Shares to be issued: not more than 1,000,000,000 A Shares at a par value of RMB 1.00 each.		
	— Exchange on which the A Shares will be listed: The Shanghai Stock Exchange.		
	— Target subscribers: All natural persons and legal person investors (except those restricted by the PRC laws and regulations) who have A Shares stock trading accounts with the Shanghai Stock Exchange.		
	— Basis for determination of the issue price: The issue price for the proposed A Share Issue will be determined by way of book- running on the basis of cumulative price bid.		

	Resolutions	For (note 5)	Against (note 5)
	2. To consider and approve that the proceeds from the proposed A Share Issue be applied in the following manner: — for acquisition of certain B737-800 aircraft and related equipment. Such certain B737-800 aircraft are among the twenty B737-800 aircraft as disclosed in the Company's announcement dated October 3, 2001 and circular dated October 26, 2001; and — if the amount of the net proceeds raised from the A Share Issue exceeds the total amount of the acquisitions of such certain B737-800 aircraft and related equipment, the surplus will be used for repayment of long-term loans the maturity of which fall due within 1 year and as working capital; and if the amount of the net proceeds is less than the total amount of the acquisitions, the Company will raise funds or continue to fund by commercial loans with PRC domestic banks to cover the shortfall.		
	3. To consider and approve that the board of directors of the Company be authorized to act and deal with all matters in connection with the A Share Issue including but not limited to: — subject to the issue of not more than 1,000,000,000 A Shares as approved at the EGM, the determination of the dates for issuing the A Shares, the exact number of A shares to be issued, the issue price per share, method of issuing, issuing price range, and all the other matters incidental to the A Share Issue; — subject to the issue of not more than 1,000,000,000 A Shares as approved at the EGM, the determination of whether to grant the lead manager of the A Share Issue an over-allotment option, depending on the market conditions; — based on the outcome of the A Share Issue, the approval of amendments to the articles of association of the Company to reflect the new share structure of the Company after the A Share Issue; and — carrying out of all other steps and actions which are necessary, expedient or desirable for or in connection with the A Share Issue.		
	4. To consider and approve that the authority for the A Share Issue as approved by the above resolutions be valid for one year commencing from the date of passing of this resolution.		
	5. To consider and approve the Amended and Restated Articles of Association		

Date: ______________________ 2002 Signature(s) (note 6): ______________________

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in **block capital**(s).

3. Please insert the number of all the Shares in the Company registered in your name(s).

4. If any proxy other than the Chairman of the Second Extraordinary General Meeting in 2002 preferred, strike out "the Chairman of the Second Extraordinary General Meeting in 2002" and insert the number of the proxy desired in the space provided. Each shareholder is entitled to appoint one or more proxies to amend and vote at the EGM. The proxy needs not be a member of the Company. Any alteration made to this form of proxy must be signed by the person who signs it.

5. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick either box will entitle your proxy to cast your vote at his discretion.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation or an institution, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such corporation or institution.

7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of, the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.

8. A proxy, on behalf of the shareholder, attending the Second Extraordinary General Meeting in 2002 shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a corporation or an institution, the proxy should also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the Second Extraordinary General Meeting in 2002 by the proxy of the Shareholder pursuant to Note 8.

10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish to.

中國南方航空股份有限公司
China Southern Airlines Company Limited
(於中華人民共和國註冊成立之股份有限公司)

內資股類別股東會議通告、H股類別股東會議通告
二零零二年第二次臨時股東大會通告

謹此通告中國南方航空股份有限公司(「本公司」)將於二零零二年五月二十一日星期二在中國廣州白雲機場本公司的總部召開下列會議:

(a) 內資股股東的類別股東會議將於上午九時正召開;

(b) H股股東的類別股東會議將於(a)項所述之類別股東會議結束或延會後迅即召開;及

(c) 二零零二年第二次臨時股東大會(「臨時股東大會」)將於(b)項所述之類別股東會議結束(或延會)後迅即召開。

召開上述會議藉以處理下述事項:

內資股類別股東會議

審議及酌情通過(無論是否經過修訂)下列特別決議案:

動議批准公司根據以下主要條款及條件向社會公眾增發新普通股(「A股發行」)以增加資本:

1. 發行證券種類:本公司股本中內資人民幣普通股(「A股」)。

2. 將發行的A股數目:每股面值人民幣1元的A股不超過10億股。

3. A股擬上市的交易所:上海證券交易所。

4. 發行對象:發行對象為在上海證券交易所開設股東帳戶的中國境內自然人和機構投資者(國家法律、法規禁止者除外)。

5. 發行定價方式:按照市場需求,採用薄記建檔法,通過累計投標詢價的方式,確定建議A股的發行價格。

H股類別股東會議

審議及酌情通過(無論是否經過修訂)下列特別決議案：

動議批准公司按以下條件及條款向社會公眾增發新普通股以增加資本：

1. 發行證券種類：A股。

2. 將發行的A股數目：每股面值人民幣1元的A股不超過10億股。

3. A股擬上市的交易所：上海證券交易所。

4. 發行對象：發行對象為在上海證券交易所開設股東帳戶的中國境內自然人和機構投資者(國家法律、法規禁止者除外)。

5. 發行定價方式：按照市場需求，採用薄記建檔法，通過累計投標詢價的方式，確定A股的發行價格。

臨時股東大會

於是次臨時股東大會同日舉行的內資股類別股東會議及H股類別股東會議通過有關決議後，考慮並通過(不論是否經修訂)下列決議案：

(I) 通過下列**普通決議案**：

動議批准運用本公司首次公開招股所籌集的款項餘額報告。

(II) 通過下列**特別決議案**：

動議批准本公司按以下主要條件及條款向社會公眾增發新普通股以增加資本：

1. 發行證券種類：A股。

2. 將發行的A股數目：每股面值人民幣1元的A股不超過10億股。

3. A股擬上市的交易所：上海證券交易所。

4. 發行對象：發行對象為在上海證券交易所開設股東帳戶的中國境內自然人和機構投資者(國家法律、法規禁止者除外)。

5. 發行定價方式：按照市場需求，採用薄記建檔法，通過累計投標詢價的方式，確定A股的發行價格。

(III) 通過下列**特別決議案**：

動議批准臨時股東大會第(II)項決議所通過的建議A股發行募集資金投向如下：

1. 引進B737-800型號飛機及相關設備。該等飛機屬本公司於二零零一年十月三日所發表的公佈及二零零一年十月二十六日通函中所披露的二十架B737-800飛機中其中部份飛機。

2. 假如A股發行籌得的所得款項淨額超過該等引進B737-800飛機及相關設備之總額，盈餘將用作償還於一年內到期的現有長期貸款及作為營運資金；及假如A股發行籌得的所得

款項淨額少於該等引進的總額，本公司將從或繼續從中國當地銀行的商業貸款取得資金籌集資金彌補差額。

(IV) 通過下列**普通決議案**：

動議批准於臨時股東大會上第(II)項決議案所述A股發行完成後，本公司所有股東有權獲得本公司累計溢利。

(V) 通過下列特別決議案：

動議批准授權本公司董事會負責執行及處理與A股發行相關的有關事宜包括但不限於：

1. 經臨時股東大會批准發行不超過10億股A股，決定本次發行A股的發行時機、將發行A股的具體數目、發行方式、詢價區間、每股發行價格及其它A股發行相關事項；
2. 待臨時股東大會批准發行不超過10億股A股後，按市況決定是否授予A股發行主承銷商超額配售選擇權；
3. 根據A股發行的結果，批准修改公司章程，從而反映A股發行完成後本公司新的股本結構；
4. 辦理與A股發行有關的其他一切必須、權宜或恰當事宜。

(VI) 通過下列**特別決議案**：

動議批准有關本次A股發行的決議有效期為臨時股東大會通過決議案之日起一年內有效。

(VII) 通過下列特別決議案：

批准修訂及重列的公司章程。

(VIII) 通過下列普通決議案：

批准股東大會議事規則。

(IX) 通過下列普通決議案：

批准董事會議事規則。

(X) 通過下列普通決議案：

批准監事會議事規則。

承董事會命
公司秘書
蘇亮

中國，廣州
二零零二年三月二十六日

附註：

1. **出席臨時股東大會及H股類別股東會議的資格**

凡於二零零二年四月二十一日在本公司股東名冊上登記的本公司H股持有人(「合資格股東」)均有權在完成必要的登記手續後出席臨時股東大會及H股類別股東會議。

2. **出席臨時股東大會及H股類別股東會議的登記手續**

(a) 擬親自或委託代理人出席臨時股東大會及H股類別股東會議的合資格股東，必須在二零零二年四月三十日或之前通過親自交回、郵遞或傳真方式將隨附回條(見附表甲)送交至本公司。

(b) 擬出席臨時股東大會及H股類別股東會議的本公司H股合資格股東，必須將其轉讓文件及有關股票憑證於二零零二年四月十九日下午四時正或以前，送交至本公司H股過戶登記處香港證券登記有限公司。

(c) 本公司的H股股東名冊將自二零零二年四月二十一日至二零零二年五月二十日(包括首尾兩天)期間內停止登記H股過戶。

(d) 股東或股東代理人出席臨時股東大會及H股類別股東會議時須出示本人的身份證明。公司股東如果派其法人代表出席會議，該法人代表須出示本人的身份證明，以及該股東的董事會或其他權力機構委派該法人代表出席會議的決議案副本。

3. **股東代理人**

(a) 合資格股東有權通過填妥隨附的代理人表格(分別見附表乙及附表丙)委託一名或多名代理人代表其出席H股類別股東會議及臨時股東大會及投票。代理人不必為本公司股東。

(b) 代理人必須由股東或股東之委託人以代理人表格委任。如代理人由股東之委託人委任，則授權委託人委任代理人的授權書或其他授權文件必須經過公證。

(c) 經公證人公證的授權書或其他授權文件及填妥的附表乙及附表丙(以適用者為準)，必須分別於H股類別股東會議及臨時股東大會指定的舉行時間24小時前送達香港證券登記有限公司，文件方為有效。

4. **其他**

(a) 臨時股東大會及H股類別股東會議會期不會超過一天。參加大會的股東及任何代表往返食宿費用自理。

(b) 香港證券登記有限公司的地址為：

香港
德輔道中199號
維德廣場2樓

(c) 本公司註冊地址為：

中國
廣州510405
白雲國際機場
電話號碼：(86) 20-8612-4738
傳真號碼：(86) 20-8665-9040
網址號碼：www.cs-air.com

中國南方航空股份有限公司
China Southern Airlines Company Limited
(於中華人民共和國註冊成立之股份有限公司)

附表甲

回 條

致：中國南方航空股份有限公司

本人／吾等擬(親自／委託代理人)[1]出席將於二零零二年五月二十一日假座中國廣州白雲機場本公司的總部舉行的本公司H股類別股東會議及臨時股東大會。

姓名[2]	
以本人／吾等之名義[3]登記的普通股份數目[3]	
身份證／護照號碼[1,4]	
股份賬戶號碼	
郵寄地址	
電話號碼	

簽署[5]：________________________　　日期：二零零二年 ________________________

附註：

1 請刪去不適用者。

2 請用正楷填寫　閣下的英文及中名全名。

3 請附上　閣下持有股份的證明文件複印本。

4 請附上　閣下的身份證／護照複印本。

5 本回條須由登記股東簽署。倘登記股東為公司或機構，則本回條須蓋上該公司或機構的公司印鑑，或經由該公司或機構正式委任的任何董事或代理人親筆簽署。

中國南方航空股份有限公司
China Southern Airlines Company Limited

(於中華人民共和國註冊成立之股份有限公司)

附表乙

H股類別股東大會適用之H股持有人之代理人委任表格

與本代理人委任表格有關之H股數目(註1)	

本人／吾等(註2)，____

(地址為____)

為中國南方航空股份有限公司(「貴公司」)之H股 ____________________ 股之登記持有人(註3)，

茲委任H股類別股東大會主席或(註4)____

為本人／吾等之代理人，代表本人／吾等出席　貴公司於二零零二年五月二十一日假座中國廣州白雲機場本公司的總部舉行之H股類別股東大會(或其任何續會)，並按下列指示就有關決議案在該大會或其任何續會上進行投票，如果委任表格內並無作出任何指示，則由本人／吾等之代理人自行酌情投票。

特別決議案	贊成(附註5)	反對(附註5)
審議及批准公司按以下條件及條款向社會公眾增發新普通股(「A股發行」)以增加資本：		
一　發行證券種類：本公司股本中內資人民幣普通股(「A股」)。		
一　將發行的A股數目：每股面值人民幣1元的A股不超過10億股。		
一　A股擬上市的交易所：上海證券交易所		
一　發行對象：發行對象為在上海證券交易所開設股東帳戶的中國境內自然人和機構投資者(國家法律、法規禁止者除外)。		
一　發行定價方式：按照市場需求，採用薄記建檔法，通過累計投標詢價的方式，確定A股的發行價格。		

日期：二零零二年__________月__________日　　　　簽署(註6)：____________________

股東

附註：

1. 請填上以　閣下名義登記與本代理人委任表格有關之股份數目，如未有填上數目，則本代理人委任表格將被視為與所有以　閣下名義登記之本公司股份有關。
2. 請以**正楷**填上如股東名冊上所示之全名及地址。
3. 請填上以　閣下名義登記之所有本公司股份數目。
4. 如欲委任H股類別股東大會主席以外之人士為代理人，請刪去「H股類別股東大會主席或」字樣，並在空格內填上擬委任代理人之姓名。每位股東有權委任一位或多位代理人出席大會並於會上投票。代理人毋須為本公司股東，本代理人委任表格之任何更改，必須由簽署人簽署示可。
5. 重要提示：　閣下如欲投票贊成任何決議案，請在「贊成」欄內加上「√」號。　閣下如欲投票反對任何決議案，請在「反對」欄內加上「√」號。　閣下如無指示如何投票，　閣下之代理人有權自行酌情投票。
6. 本代理人委任表格必須由　閣下或　閣下正式以書面授權之人士簽署，或如　閣下為一間公司或機構，則須加蓋公司印鑑或由董事或正式以書面授權之人士親筆簽署，唯由公司或機構簽署的表格必須與其公司或機構之公司章程中所載有關簽署形式的規定相符。
7. 本代理人委任表格及(倘若代理人委任表格由正式授權代表或以其他方式獲授權代表委任人之人士簽署)經公證人證明之該等授權書或其他授權文件副本，最遲須於大會指定舉行時間二十四小時前交回香港證券登記有限公司，地址為香港德輔道中199號維德廣場2樓。
8. 代理人代股東出席H股類別股東大會時須携帶已填妥及簽署的股東代理人委任表格及股東代理人的身份證明；如為公司或機構，代理人亦須携帶董事會或委任人的其他監管機構經公證人證明的決議案副本或授權書。
9. 本代理人委任表格須以一式兩份的形式填寫，其中一份依據附註7送達本公司；另一份則由股東代理人依照附註8於H股類別股東大會時出示。
10. 填妥並交回代理人委任表格後，　閣下仍可出席H股類別股東大會並於會上投票。

中國南方航空股份有限公司
China Southern Airlines Company Limited

(於中華人民共和國註冊成立之股份有限公司)

二零零二年第二次臨時股東大會之代理人委任表格

附表丙

與本代理人委任表格有關之H股數目(註1)	

本人／吾等(註2)，____

(地址為____)

為中國南方航空股份有限公司(「貴公司」)之________________H股之登記持有人(註3)，

茲委任二零零二年第二次臨時股東大會主席或(註4)________________________

為本人／吾等之代理人，代表本人／吾等出席 貴公司於二零零二年五月二十一日假座中國廣州白雲機場本公司的總部舉行之二零零二年第二次臨時股東大會(或其任何續會)，並按下列指示就有關決議案在該大會或其任何續會上進行投票，如果委任表格內並無作出任何指示，則由本人／吾等之代理人自行酌情投票。

		贊成(附註5)	反對(附註5)
I.	**普通決議案：**		
	1、 審議批准運用本公司首次公開招股所籌集的款項餘額報告；		
	2、 審議批准於A股發行完成後，本公司所有股東有權獲得本公司累計溢利；		
	3、 審議批准股東大會議事規則；		
	4、 審議批准董事會議事規則；及		
	5、 審議批准監事會議事規則。		
II.	**特別決議案：**		
	1、 審議批准公司根據以下主要條款及條件向社會公眾增發新普通股(「A股發行」)以增加資本：		
	— 發行證券種類：本公司股本中內資人民幣普通股(「A股」)。		
	— 將發行的A股數目：每股面值人民幣1元的A股不超過10億股。		
	— A股擬上市的交易所：上海證券交易所。		
	— 發行對象：發行對象為在上海證券交易所開設股東帳戶的中國境內自然人和機構投資者(國家法律、法規禁止者除外)。		
	— 發行定價方式：按照市場需求，採用簿記建檔法，通過累計投標詢價的方式，確定建議A股的發行價格。		
	2、 審議批准建議A股發行募集資金投向如下：		
	— 引進B737-800型號飛機及相關設備。該等飛機屬本公司於二零零一年十月三日所發表的公佈及二零零一年十月二十六日通函中所披露的二十架B737-800飛機中其中部份飛機；及		
	— 假如A股發行籌得的所得款項淨額超過該等引進B737-800飛機及相關設備之總額，盈餘將用作償還於一年內到期的現有長期貸款及作為營運資金；及假如A股發行籌得的所得款項淨額少於該等引進的總額，本公司將從或繼續從中國當地銀行的商業貸款取得資金籌集資金彌補差額。		

		贊成(附註5)	反對(附註5)
	3、 審議批准授權本公司董事會負責執行及處理與A股發行相關的有關事宜包括但不限於：		
	一 經臨時股東大會批准發行不超過10億股A股，決定本次發行A股的發行時機、將發行A股的具體數目、發行方式、詢價區間、每股發行價格及其它A股發行相關事項；		
	一 待臨時股東大會批准發行不超過10億股A股後，按市況決定是否授予A股發行主承銷商超額配售選擇權；		
	一 根據A股發行的結果，批准修改公司章程，從而反映A股發行完成後本公司新的股本結構；及		
	一 辦理與A股發行有關的其他一切必須、權宜或恰當事宜。		
	4、 審議批准有關本次A股發行的決議有效期為臨時股東大會通過決議案之日起一年內有效。		
	5、 審議經修訂及重列的公司章程。		

日期：二零零二年__________月__________日　　　　簽署(註6)：____________________

股東

附註：

1. 請填上以　閣下名義登記與本代理人委任表格有關之股份數目，如未有填上數目，則本代理人委任表格將被視為與所有以　閣下名義登記之本公司股份有關。
2. 請以正楷填上如股東名冊上所示之全名及地址。
3. 請填上以　閣下名義登記之所有本公司股份數目。
4. 如欲委任二零零二年第二次臨時股東大會主席以外之人士為代理人，請刪去「二零零二年第二次臨時股東大會主席或」字樣，並在空格內填上擬委任代理人之姓名。每位股東有權委任一位或多位代理人出席大會並於會上投票。代理人毋須為本公司股東，本代理人委任表格之任何更改，必須由簽署人簽署示可。
5. 重要提示：　閣下如欲投票贊成任何決議案，請在「贊成」欄內加上「√」號。　閣下如欲投票反對任何決議案，請在「反對」欄內加上「√」號。　閣下如無指示如何投票，　閣下之代理人有權自行酌情投票。
6. 本代理人委任表格必須由　閣下或　閣下正式以書面授權之人士簽署，或如　閣下為一間公司或機構，則須加蓋公司印鑑或由董事或正式以書面授權之人士親筆簽署，唯由公司或機構簽署的表格必須與其公司或機構之公司章程中所載有關簽署形式的規定相符。
7. 本代理人委任表格及(倘若代理人委任表格由正式授權代表或以其他方式獲授權代表委任人之人士簽署)經公證人證明之該等授權書或其他授權文件副本，最遲須於大會指定舉行時間二十四小時前交回香港證券登記有限公司，香港德輔道中199號維德廣場2樓。
8. 代理人代股東出席二零零二年第二次臨時股東大會時須携帶已填妥及簽署的股東代理人委任表格及股東代理人的身份證明；如為公司或機構，代理人亦須携帶董事會或委任人的其他監管機構經公證人證明的決議案副本或授權書。
9. 本代理人委任表格須以一式兩份的形式填寫；其中一份依據附註7送達本公司；另一份則由股東代理人依照附註8於二零零二年第二次臨時股東大會時出示。
10. 填妥並交回代理人委任表格後，　閣下仍可出席二零零二年第二次臨時股東大會並於會上投票。

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________________

Name: Su Liang
Title: Company Secretary

Date: May 15, 2002